Exhibit 12

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited; in millions, except ratio amounts)

	Three Months Ended March 31	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations, net of taxes(a)	$250	$1,137	$1,077	$956	$1,136	$659
Add:
Provision for income taxes(a)	125	610	659	562	427	293
(Income) loss from equity investees, net	(1)	(23)	(18)	86	35	57
Distributions of income from equity investees	2	22	14	20	30	15
Total interest expense	85	333	309	251	211	207
Portion of rents representative of the interest factor	11	48	31	22	26	28

Earnings, as adjusted	$472	$2,127	$2,072	$1,897	$1,865	$1,259

Fixed charges:
Total interest expense	$85	$333	$309	$251	$211	$207
Portion of rents representative of the interest factor	11	48	31	22	26	28

Total fixed charges	$96	$381	$340	$273	$237	$235

Preferred stock dividends	—	—	—	—	—	1

Total combined fixed charges and preferred stock dividends	$96	$381	$340	$273	$237	$236

Ratio of earnings to fixed charges	4.9x	5.6x	6.1x	6.9x	7.9x	5.4x

Ratio of earnings to combined fixed charges and preferred stock dividends	4.9x	5.6x	6.1x	6.9x	7.9x	5.3x

(a)	On September 17, 2012, the Company sold its postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented.